Exhibit 2

                  PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION
                                 OF SBM COMPANY


         This Plan of Complete Liquidation and Dissolution is for the purposes of effecting the complete liquidation of SBM Company, a Minnesota corporation (the "Company"), and the dissolution of the Company under the Minnesota Business Corporation Act (the "MBCA").

         1.       Effectiveness

         This Plan shall become effective at such time as (i) the shareholders of the Company approve the sale (the "Sale") by the Company of all or substantially all of its assets to ARM Financial Group, Inc., a Delaware corporation ("ARM"), pursuant to the Amended and Restated Stock and Asset Purchase Agreement dated as of February 16, 1995 between the Company and ARM (the "Purchase Agreement") and (ii) a closing with respect to the Sale has occurred under the Purchase Agreement. The vote of the shareholders on the Sale shall be held and conducted as required by the MBCA and the Articles of Incorporation of the Company. In the event the Sale is not approved by the shareholders pursuant to the above-referenced vote, or the Purchase Agreement terminates without a closing thereunder having occurred, then this Plan shall not become effective and the Company shall continue without interruption.

         2.       Winding Up of the Company's Affairs

         As soon as practicable after the effectiveness of this Plan, the directors and officers of the Company shall take all steps necessary to wind up the Company's business and affairs, including the actions described herein.

         3.       Period of Liquidation

         As soon as practicable after the effectiveness of this Plan, the Company shall commence its complete liquidation by initiating the distribution described in paragraph 4 of this Plan. The period of liquidation shall be deemed to have commenced upon effectiveness of this Plan. During the period of liquidation, no action shall be taken by or on behalf of the Company that is inconsistent with the Company's liquidation status, and that status shall be deemed to continue until the date the Company's liquidation and dissolution is completed.

         4.       Distribution of Property

         During the period of liquidation, the Company shall collect or make provision for the collection of all known debts due or owing to the Company, pay or make provision for the payment of all known debts, obligations and liabilities of the Company according to their priorities and distribute all of its remaining property (other than cash set aside as a reserve to pay liabilities in accordance with the provisions of paragraph 5 of this Plan) to its shareholders in accordance with Section 302A.551 of the MBCA.

         5.       Reserve for Liabilities

         The Company shall set aside as a reserve to pay contingent and unascertained liabilities (including without limitation federal, state, and local tax liabilities) that amount of cash that the Company, in its discretion, deems reasonable. The amount in that reserve may be transferred during the period of liquidation to a liquidating trust for the benefit of shareholders of the Company. Pursuant to the requirements of the MBCA, the Company or the trustee of the liquidating trust, if a liquidating trust is established, will
(i) set aside that percentage of proceeds from the Sale which it believes is sufficient to satisfy (a) all outstanding contingent, conditional, or unmatured liabilities of the Company which have not been otherwise assumed, if any, and
(b) unknown and unassumed liabilities of the Company which the Company or the trustee, as the case may be, based on facts known to it or him, believes are likely to arise prior to the expiration of applicable statutes of limitations, if any, and (ii) as soon as practicable and in any event within one year of the commencement of the period of liquidation, distribute the balance of the proceeds from the Sale to the shareholders of the Company based on the liquidation rights and preferences of the shares of capital stock of the Company owned by each holder.

         6.       Dissolution

         As soon as practicable after all of the Company's property is distributed to its shareholders in accordance with paragraphs 4 and 5 of this Plan, the Company's officers and directors shall take all steps necessary and appropriate to complete the dissolution of the Company under the provisions of the MBCA, including filing Articles of Dissolution in accordance with the MBCA.

         7.       Form 966

         Within 30 days after effectiveness of this Plan, the Company shall file a properly completed and executed Form 966 with all information and attachments required by treasury regulations promulgated under the Internal Revenue Code of 1986, as amended, with the IRS Service Center where the Company will file its final federal income tax return.

         8.       Authority of Officers and Directors

         The directors and officers of the Company shall have authority to carry out and consummate this Plan, including authority:

                  (a) to establish a liquidating trust and appoint a trustee therefor; and

                  (b) to convert the liquidation and dissolution herein contemplated to a supervised voluntary dissolution under the provisions of the MBCA; and

                  (c) to do, on behalf of the Company, all acts required or advisable to be done by the Company under this Plan; and

                  (d) to adopt all resolutions, execute all documents, file all papers, and take all other action deemed necessary or appropriate to effect the dissolution of the Company and the complete liquidation of its business, assets and affairs.